Exhibit 99.1

Medigus Invests in Drone Safety Technology Company with Industry Changing Solution

The drone company’s patented technology is a unique solution to prevent drone crashes and losses

Addressing a global and rapidly growing market while solving a major problem in the drone industry

Tel Aviv, Israel – February 4, 2022 (GLOBE NEWSWIRE) Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that it has purchased approximately 40 percent of an Israeli drone technology company with an innovative patented safety system for drones.

This Israeli-drone company has developed a patented drone safety system which is designed to protect people and payloads, providing a solution to reduce the risk of a drone's possible malfunction in an urban environment. Unique in the industry, the system includes a smart parachute that monitors drone flight in real time, identifies critical failures, and autonomously triggers a parachute in the event of an emergency. This innovative solution aims to prevent the loss of drones that malfunction and crash, which potentially could save commercial drone operators millions in losses.

Chief Executive Officer of Medigus, Liron Carmel, commented: “We are thrilled to acquire a large percentage of this company. We believe its technology is a game changer in the industry. This is a very big win for Medigus.”

For commercial operators, the ability to operate in close proximity to people and structures is critical, as it opens new verticals and previously unattainable business opportunities. The FAA and other CAAs around the world have indicated that parachute systems that comply with ASTM F3322-18 are a good way to mitigate the risk of drone flight over people. The system is FAA approved and already being commercialized.

According to the FAA, there are currently more than 870,000 registered drones in the U.S. alone, with 40 percent licensed for commercial use. While there is no official reporting on drone crashes, industry experts have estimated as many as 30 percent of drone pilots have crashed a drone. The resulting damage from these crashes has led many CAAs to strictly regulate commercial drone flight patterns. With this investment, Medigus now owns approx. 40 percent of a patented safety solution that addresses a multi-billion-dollar global market while providing a first-of-its-kind solution to a major problem in the drone industry.

The drone company’s safety technology is ASTM F3322-18 compliant parachute system for the DJI Mavic 2 and Phantom 4 series. ASTM F3322-18 requires over 45 aerial parachute deployments with a third-party testing agency. Together with the standard’s other requirements, these tests give operators and regulators the confidence required in the three performance pillars of a parachute system: effective and reliable in all failure scenarios, rated descent rate, and minimum flight altitude.

The commercialization phase is underway with sales and deliveries to initial customers throughout a global distribution footprint which aims to sell the drone safety system for various types of drones and unmanned aerial vehicles.

This investment is consistent with Medigus’ mission to capture early-stage companies and technology opportunities, turning them into valuable assets by optimizing time and resources and creating significant shareholder value.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com

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